Oncolytics Biotech® to Host Conference Call to Discuss First Quarter Financial Results and Recent Operational Highlights
Conference call and webcast to take place on Friday, May 5, 2023, at 8:30 a.m. ET

SAN DIEGO, CA and CALGARY, AB, April 12, 2023 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced that it will host a conference call and webcast on Friday, May 5, 2023, at 8:30 a.m. ET to discuss a corporate update and financial results for the first quarter 2023.

Conference Call & Webcast

Date: Friday, May 5, 2023
Time: 8:30 a.m. ET
Dial In – North American Toll-Free: (888) 664-6383
Dial In – International: (416) 764-8650
RapidConnect: to join the conference call without operator assistance, please click here
Conference ID (if needed): 3550-3191
Webcast: please click here

A webcast of the call will also be available on the Investor Relations page of Oncolytics' website, available by clicking here, and will be archived for three months. A dial in replay will be available for one week and can be accessed by dialing (888) 390-0541 (North America) or (416) 764-8677 (International) and using replay code: 503-191#.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. This compound induces anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved oncology treatments. Oncolytics is currently conducting and planning clinical trials evaluating pelareorep in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies as it advances towards registration studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com